SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

[ ]             TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Commission file number 1-52

                              SUNBEAM CORPORATION
                     401(K) SAVINGS AND PROFIT SHARING PLAN
                            (Full title of the plan)

                               SUNBEAM CORPORATION
                           1615 South Congress Avenue
                                    Ste. 200
                             Delray Beach, FL 33445
                          (Name and address of issuer)

                                  ANNUAL REPORT

                         Pursuant to Section 15(d)of the
                         Securities Exchange Act of 1934

      The following financial statements and Exhibits are provided herewith as the Annual Report filed pursuant to Section 15(d) of the Securities Exchange Act of 1934 by the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan:

FINANCIAL STATEMENTS AND SCHEDULES                                        PAGE
                                                                          ----
         Report of Independent Certified Public Accountants.               F-1

         Statements of Net Assets Available for Benefits                   F-2
         as of December 31, 1996 and 1995.

         Statement of Changes in Net Assets Available for                 F-4
         Benefits for the year ended December 31, 1996.

         Notes to Financial Statements.                                    F-5

         Schedule of Assets Held for Investment Purposes as               F-10
         of December 31, 1996.

         Schedule of Loans or Fixed Income Obligations.                   F-11

         Schedule of Reportable Transactions for the year                 F-12
         ended December 31, 1996.

EXHIBITS

         Consent of Arthur Andersen LLP.

                                   SIGNATURES

                  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     SUNBEAM CORPORATION
                                     401(k) SAVINGS AND PROFIT SHARING PLAN

                                     By:      Sunbeam Corporation, the Plan
                                              Administrator

Dated: June 30, 1997

                                     By:/s/RUSSELL A. KERSH
                                     ----------------------
                                     Russell A. Kersh, Chief Financial
                                     Officer and Executive Vice
                                     President

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Administrative Committee of the
   Sunbeam Corporation 401(k) Savings
   and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan", formerly the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, schedule of loans or fixed income obligations and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
    June 24, 1997.

                               SUNBEAM CORPORATION

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1996 AND 1995

                                                                                1996
                                ---------------------------------------------------------------------------------------------------
                                                                Participant Directed
                                ------------------------------------------------------------------------------------
                                  American
                                Express Trust                    IDS New       Sunbeam      Templeton
                                   Income       IDS Mutual     Dimensions    Corporation     Foreign         Loan
                                   Fund II         Fund           Fund       Stock Pool        Fund          Fund          Total
                                ------------   ------------   ------------    ----------    ----------   -----------   ------------
ASSETS:
   Beneficial interest in
     investment funds           $ 57,892,772   $ 12,424,780   $ 15,508,954    $2,253,839    $1,582,075   $         -   $ 89,662,420
   Participant loans receivable            -              -              -             -             -     4,708,454      4,708,454
   Employer contributions
     receivable                       15,907         65,446         93,575        13,850        14,025             -        202,803
   Employee contributions
     receivable                      159,550         55,233         85,916        15,511        14,367             -        330,577
                                ------------   ------------   ------------    ----------    ----------   -----------   ------------

         Net assets available
           for benefits         $ 58,068,229   $ 12,545,459   $ 15,688,445    $2,283,200    $1,610,467   $ 4,708,454   $ 94,904,254
                                ============   ============   ============    ==========    ==========   ===========   ============

                                   (CONTINUED)

                               SUNBEAM CORPORATION

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1996 AND 1995

                                   (CONTINUED)

                                                                                1995
                                ---------------------------------------------------------------------------------------------------
                                                                Participant Directed
                                ------------------------------------------------------------------------------------
                                  American
                                Express Trust                    IDS New       Sunbeam      Templeton
                                   Income       IDS Mutual     Dimensions    Corporation     Foreign         Loan
                                   Fund II         Fund           Fund       Stock Pool        Fund          Fund          Total
                                ------------   ------------   ------------    ----------    ----------   -----------   ------------
ASSETS:
   Beneficial interest in
     investment funds           $ 58,320,372   $ 12,517,280   $ 11,542,824    $  625,144    $  912,756   $         -   $ 83,918,376
   Participant loans receivable            -              -              -             -             -     4,604,755      4,604,755
   Employer contributions
     receivable                    1,557,798        398,821        552,742        69,836        75,730             -      2,654,927
   Employee contributions
     receivable                      183,823         55,291         77,786        10,931        10,328             -        338,159
   Dividends receivable                    -              -        513,515             -             -             -        513,515
                                ------------   ------------   ------------     ---------    ----------   -----------   ------------
         Net assets available
           for benefits         $ 60,061,993   $ 12,971,392   $ 12,686,867     $ 705,911    $  998,814   $ 4,604,755   $ 92,029,732
                                ============   ============   ============     =========    ==========   ===========   ============

  The accompanying notes to financial statements are an integral part of these statements.

                               SUNBEAM CORPORATION

                     401(K) SAVINGS AND PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                Participant Directed
                                ------------------------------------------------------------------------------------
                                  American
                                Express Trust                    IDS New       Sunbeam      Templeton
                                   Income       IDS Mutual     Dimensions    Corporation     Foreign         Loan
                                   Fund II         Fund           Fund       Stock Pool        Fund          Fund          Total
                                ------------   ------------   ------------    ----------    ----------   -----------   ------------
ADDITIONS:
   Contributions-
     Employer                   $    776,226   $    311,494   $    462,855    $     80,487  $   76,488   $       -     $  1,707,550
     Employee                      2,015,248        705,983      1,106,386         203,465     187,086           -        4,218,168
   Investment income                     378      1,201,884        602,269           3,337      68,986     413,787        2,290,641
   Net appreciation in fair
     value of investments          3,346,118        378,546      2,424,948         690,483     149,961           -        6,990,056
   Rollovers from merged funds       131,371         17,236        124,518          75,232      23,548           -          371,905
                                ------------   ------------   ------------    ------------  ----------   ---------     ------------
         Total additions           6,269,341      2,615,143      4,720,976       1,053,004     506,069     413,787       15,578,320
                                ------------   ------------   ------------    ------------  ----------   ---------     ------------
DEDUCTIONS:
   Benefits paid to
     participants                 (8,115,096)    (1,518,701)    (2,250,866)        (57,504)   (241,329)   (490,931)     (12,674,427)
   Administrative expenses           (23,794)        (2,652)        (2,576)           (162)       (187)          -          (29,371)
                                ------------   ------------   ------------    ------------  ----------   ---------     ------------
         Total deductions         (8,138,890)    (1,521,353)    (2,253,442)        (57,666)   (241,516)   (490,931)     (12,703,798)
                                ------------   ------------   ------------    ------------  ----------   ---------     ------------
INTERFUND TRANSFERS                 (124,215)    (1,519,723)       534,044         581,951     347,100     180,843                -
                                ------------   ------------   ------------    ------------  ----------   ---------     ------------
         Net increase
          (decrease) in net
          assets available
          for benefits            (1,993,764)      (425,933)     3,001,578       1,577,289     611,653     103,699        2,874,522

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year     60,061,993     12,971,392     12,686,867         705,911     998,814   4,604,755       92,029,732
                                ------------   ------------   ------------    ------------  ----------   ---------     ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year         $ 58,068,229   $ 12,545,459   $ 15,688,445    $  2,283,200  $1,610,467  $4,708,454     $ 94,904,254
                                ============   ============   ============    ============  ==========  ==========     ============

  The accompanying notes to financial statements are an integral part of this statement.

                               SUNBEAM CORPORATION

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

(1)  PLAN DESCRIPTION:

The following description of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan", formerly the Sunbeam-Oster Company, Inc. 401(k) Savings and Profit Sharing Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

       BACKGROUND-

The Plan was established effective January 1, 1991, and is sponsored by Sunbeam Americas Holdings, Limited ("SAHL") and administered by Sunbeam Corporation ("Sunbeam" or the "Company"). The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

       PARTICIPATION IN THE PLAN-

An employee who (a) has completed 1,000 or more hours of employment during the twelve-month period following employment and (b) has attained age 21 is eligible to participate in the Plan. After the first anniversary of an employee's hire date, hours for eligibility purposes are counted based on the calendar year. Employees may enter the Plan on the first day of any calendar month after eligibility requirements have been met.

Plan entry for rehired employees who were formerly eligible employees of the Plan occurs immediately upon reemployment. Employees who have been rehired and were not formerly participants in the Plan are treated as new employees for purposes of determining eligibility. The Plan is open to all U.S. employees of Sunbeam except employees who are covered under a collective bargaining agreement (unless coverage is specifically negotiated) and hourly employees earning benefits under a defined benefit pension plan sponsored by SAHL.

       CONTRIBUTIONS TO THE PLAN-

There are four active sources of contributions to the Plan. These sources include (1) employee basic before-tax contributions, (2) employee supplemental before-tax contributions, (3) employer matching contributions and (4) employer profit sharing contributions.

       EMPLOYEE BASIC AND
       SUPPLEMENTAL BEFORE-TAX CONTRIBUTIONS-

Employees who are participants in the Plan may elect to contribute 1% to 4% (basic) and up to an additional 6% (supplemental) of their eligible compensation, as defined in the Plan, through payroll deductions. In 1996 and 1995, qualified employees could contribute up to $9,500 and $9,240, respectively, subject to certain Plan and IRC limitations. Amounts contributed by participants are fully vested at all times.

       EMPLOYER MATCHING AND
       DISCRETIONARY PROFIT SHARING CONTRIBUTIONS-

Employer matching contributions are amounts funded by the Company and are based on employees' contributions. The Company's policy is to make matching contributions equal to 100% of the first 2% of participants' basic before-tax contributions and 50% of the next 2% (or up to 3% of participants' eligible compensation, as defined in the Plan) for the applicable Plan year.

Each Plan year, the Company may make discretionary profit sharing contributions to the Plan. The contributions, if any, would be based on the performance of Sunbeam and of each business unit or division. Additionally, on November 12, 1996, the Plan was amended to provide that employer matching contributions made on or after January 1, 1997, and employer discretionary profit sharing contributions made on or after January 1, 1996, can be made in cash or in shares of the Company's common stock, at the option of the Company. Employer contributions made in common stock will be non-participant directed. In 1996, employer matching contributions were made in cash, and there were no employer discretionary profit sharing contributions made.

The matching and profit sharing contributions are 100% vested if a participant actively employed by the Company reaches his retirement date, dies or becomes disabled. Otherwise, the matching and discretionary profit sharing contributions are subject to the following vesting schedule:

                      YEARS OF SERVICE                        VESTED PERCENTAGE
                      ----------------                        -----------------
                    Less than 3 years                                   0%
                    3 but less than 4 years                            25
                    4 but less than 5 years                            50
                    5 or more years                                   100

In November 1996, the Company announced the details of a restructuring and growth plan for the future. The restructuring plan had the effect of significantly reducing the number of participants in the Plan, primarily in 1997. The Company is currently assessing whether this will be deemed to be a partial termination under Internal Revenue Code Regulations. If there is a partial termination of the Plan, participants terminated as part of the restructuring will vest 100% in their portion of employer contributions.

Employer matching contributions are funded and credited to participants' accounts quarterly. Employer discretionary profit sharing contributions are funded and credited to participants' accounts by May of the calendar year following the year in which basic and supplemental contributions are made. No matching or profit sharing contributions will be credited to employees who terminate employment (other than through retirement, disability or death) prior to December 31 (the last day of the Plan year). Forfeitures are used to fund future employer contributions.

Although the Company does not currently intend to terminate the Plan, it may do so at any time. In the event of termination, participants will become fully vested in their accounts.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

       BASIS OF ACCOUNTING-

The financial statements of the Plan have been prepared using the accrual basis of accounting.

       USE OF ESTIMATES-

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       CONTRIBUTIONS-

Employer contributions are recorded in the financial statements when accrued by the Company. Employee contributions are accrued at the time of employee withholdings. Contributions are credited to participants' accounts based on their investment elections effective as of the date the contributions are actually paid.

       INCOME RECOGNITION-

Investment income consists of interest and dividends. Interest on investments is recognized in the period earned, while dividends are recorded as of the ex-dividend date.

Gains and losses on sales of investments are recognized when realized, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Purchases and sales of investments are recorded on a trade-date basis.

The income or loss of each fund, including the change in market value of investments, is allocated to participants' accounts based on their proportionate interest in the total assets of the Plan.

       ADMINISTRATIVE EXPENSES-

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid by the Plan.

(3)  INVESTMENTS:

       TRUST FUNDS HELD BY IDS TRUST COMPANY-

In accordance with a trust agreement between Sunbeam and American Express Trust Company ("AMEX" or the "Trustee"), AMEX holds the Plan's investment funds. Each participant's basic and supplemental contributions, employer matching and profit sharing contributions, and any income attributable to each is invested by the Trustee in accordance with the election made by the participant among those investment funds selected and authorized by Sunbeam.

A participant may select from active investment funds in any increments of 1% to total 100%. Contributions for participants who do not make an election are automatically invested in the American Express Trust Income Fund II. As of December 31, 1996, the following options were available to participants:

         AMERICAN EXPRESS TRUST INCOME FUND II--A collective fund which invests in guaranteed investment contracts, bank investment contracts, stable value contracts and short-term investments.

         IDS MUTUAL FUND--A balanced mutual fund seeking current income and capital growth through investments in stocks and bonds.

         IDS NEW DIMENSIONS FUND--An equity growth mutual fund invested in a portfolio of common stocks with an investment objective of long-term capital growth.

         SUNBEAM CORPORATION STOCK POOL--A pooled fund which invests in Sunbeam common stock.

         TEMPLETON FOREIGN FUND--A mutual fund which invests primarily in common stocks and debt obligations of companies and governments outside of the United States.

All investments, other than the Loan Fund, are stated at fair value based on quotations obtained from active markets (such as national securities exchanges or certain dealers making a market in over-the-counter securities) as of the last business day of the year. Loan Fund investments are carried at cost, which approximates fair market value.

As of December 31, 1996 and 1995, the Plan held the following investments with
AMEX:

                                                        1996                            1995
                                            -----------------------------   -------------------------------
NAME OF INVESTMENT OPTION                       Cost           Market            Cost            Market
-------------------------                   -------------   -------------   --------------    -------------
American Express Trust Income Fund II       $  52,305,578   $  57,892,772   $   55,193,048    $  58,320,372
IDS Mutual Fund                                11,651,034      12,424,780       11,664,567       12,517,280
IDS New Dimensions Fund                        13,061,007      15,508,954        9,784,108       11,542,824
Sunbeam Corporation Stock Pool                  2,137,183       2,253,839          723,926          625,144
Templeton Foreign Fund                          1,449,701       1,582,075          906,461          912,756
Loan Fund                                       4,708,454       4,708,454        4,604,755        4,604,755
                                            -------------   -------------   --------------    -------------
                                            $  85,312,957   $  94,370,874   $   82,876,865    $  88,523,131
                                            =============   =============   ==============    =============

(4)  LOANS AND WITHDRAWALS:

       LOANS-

Effective January 1, 1995, participants are permitted to borrow up to 50% of the vested interest in their Plan accounts up to $50,000. Prior to 1995, the Plan did not allow for the granting of loans.

       WITHDRAWALS-

Participants may make withdrawals from the Plan in accordance with Plan provisions and the IRC. Withdrawals of employee before-tax contributions are permitted in cases of financial hardship, as defined in the Plan, and are subject to Federal tax withholding requirements and penalties. Withdrawals are taken pro rata from the investment funds.

(5)  DISTRIBUTIONS:

A final distribution may be paid to a participant in the Plan, or to the participant's beneficiaries, in the event of retirement, death, total and permanent disability, or other termination of employment, in accordance with the terms of the Plan. Participants who terminate employment and have account balances of less than $3,500 receive final distributions of the vested value of their accounts as soon thereafter as practicable. Distributions prior to retirement, death or disability are subject to Federal income tax withholding requirements and penalties.

Distributions for participants who terminate, retire, die or become disabled are paid in a lump sum, unless the participant specifically requests installment payments. Sunbeam and the participant are responsible for ensuring that the minimum required distribution rules of the IRC are met by participants over age 70-1/2.

(6)  RECONCILIATION TO FORM 5500:

As of December 31, 1996 and 1995, the Plan had approximately $923,945 and $64,535, respectively, of pending distributions to participants who elected to withdraw from the Plan. In accordance with generally accepted accounting principles, such amounts are included as a component of net assets available for plan benefits in the accompanying statements of net assets available for benefits, while, in accordance with the Department of Labor's Rules and Regulations, such amounts are reflected as benefit payments and benefit claims payable in the Plan's Form 5500.

(7)  QUALIFICATION OF THE PLAN:

The Internal Revenue Service has determined and informed the Company by a letter dated September 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Accordingly, participants are not subject to Federal income taxes on employer or employee before-tax contributions or plan earnings until withdrawn under the terms of the Plan.

                               SUNBEAM CORPORATION

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                          ITEM 27A - SCHEDULE OF ASSETS

                          HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996

                                                                                         Number of
       Identify of Issue, Borrower,                                                    Shares, Units
          Lessor or Similar Party                          Description                 or Par Value        Cost          Market
------------------------------------------  -----------------------------------------  -------------  ------------   ------------
American Express Trust Company              American Express Trust Income Fund II*       3,507,908    $ 52,305,578   $ 57,892,772
American Express Financial Corporation      IDS Mutual Fund *                              921,937      11,651,034     12,424,780
American Express Financial Corporation      IDS New Dimensions Fund*                       757,430      13,061,007     15,508,954
Sunbeam Corporation                         Sunbeam Corporation Stock Pool*                247,773       2,137,183      2,253,839
Franklin/Templeton Investor Services, Inc.  Templeton Foreign Fund                         152,493       1,449,701      1,582,075
Participants                                Loan Fund (at interest rates ranging from
                                               9.25% to 11.5%)                           4,708,454       4,708,454      4,708,454
                                                                                                      ------------   ------------
                                                                                                      $ 85,312,957   $ 94,370,874
                                                                                                      ============   ============

*Represents a party in interest to the Plan.



                               SUNBEAM CORPORATION

                     401(K) SAVINGS AND PROFIT SHARING PLAN

            ITEM 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                              DECEMBER 31, 1996 (1)

                                      Amount Received During                        Dates
                         Original         Reporting Year             Unpaid         First
                          Amount     -------------------------     Balance at      Payment                    Interest       Amount
Identity of Obligor      of Loan      Principal      Interest      End of Year       Due         Maturity       Rate        Overdue
-------------------    ----------    ----------     ----------    ------------     --------      --------     --------    ----------
Lindsay, Brian         $ 9,200.00    $ 1,860.47     $   809.83    $  7,339.53      10/31/95      09/30/99       9.75%     $   812.70
Lewis, Danny             2,600.00      7,995.58       1,812.11          83.26      08/01/91      10/01/94      11.50           84.02
Sanchez, Rodolfo         2,000.00        399.53          90.37       1,600.47      09/15/95      08/15/97      10.00          986.58
Boney, Francina          5,000.00      1,650.30         300.96       3,349.70      02/29/96      01/31/98       9.50          573.90
Bradshaw, James          1,100.00        106.64          40.78         993.36      09/29/95      08/29/98      10.00          420.26
Rogers, James           20,000.00      3,743.20       1,993.22      16,256.80      10/13/95      09/13/00      10.00        1,912.14
Chancey, Mary            3,200.00      2,220.60          50.24         979.40      03/17/95      02/17/97       9.50          709.43
Stewart, Derayne        10,100.00        578.93         378.91       9,521.07      02/29/96      04/05/01       9.25          729.20
Lee, Kathy               7,280.67      9,856.79       2,539.03         526.59      07/05/91      06/21/96      10.00          534.72
Lightsey, Cindy          1,100.00        397.06          37.42         702.94      12/22/95      11/22/96       9.75          724.24
Holmes, James            7,800.00      2,585.46         941.10       5,214.54      02/28/95      01/31/99       9.50          979.60
Chavez, Rita             2,435.49      2,428.78         539.06           6.71      07/05/91      03/24/95      11.00            6.71
Kelly, Alisha            2,500.00        133.22          75.58       2,366.78      05/19/96      04/19/01       9.25          208.80
Standard, James         25,000.00         57.26         208.32      24,942.74      09/29/95      08/29/00      10.00        8,232.98
Thiesse, David           1,300.00        149.03          30.37       1,150.97      11/16/95      10/16/97       9.75          657.80
Admave, Marina           1,900.00         65.30          15.42       1,834.70      11/24/95      10/24/97       9.75        1,143.44
Scura, John,            20,000.00      5,073.77       1,960.39      14,926.23      04/14/95      03/14/99       9.50        3,517.08
Simmons, Carolyn        11,600.00      3,267.24       3,717.92       8,332.76      07/05/91      06/16/01       9.50        2,939.30

Note:

(1)  This schedule lists loans determined to be in default or uncollectible, as defined in the IRS employee benefit plan filing requirements.


                               SUNBEAM CORPORATION

                     401(K) SAVINGS AND PROFIT SHARING PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                  FOR THE YEAR ENDED DECEMBER 31, 1996(1)(2)(3)

                                                                                                              Current
                                                                                                              Value of
                                                                                                             Assets on
                                                                  Purchase        Selling       Cost of     Transaction
  Identity of Party Involved        Description of Assets          Price           Price        Assets          Date       Net Gain
------------------------------  -----------------------------   ------------   ------------  ------------   -----------   ----------
American Express Trust Company  American Express Trust Income
                                Fund II                         $ 13,193,328   $          -  $ 13,193,328   $13,193,328   $        -

American Express Trust Company  American Express Trust Income
                                Fund II                                    -     17,329,413    16,080,792    17,329,413    1,248,621

American Express Trust Company  IDS Mutual Fund                    5,387,797              -     5,387,797     5,387,797            -

American Express Trust Company  IDS Mutual Fund                            -      5,855,491     5,401,329     5,855,491      454,162

American Express Trust Company  IDS New Dimensions Fund           10,680,755              -    10,680,755    10,680,755            -

American Express Trust Company  IDS New Dimensions Fund                    -      8,957,493     7,403,855     8,957,493    1,553,638

American Express Trust Company  Money Market Fund                  4,217,653              -     4,217,653     4,217,653            -

American Express Trust Company  Money Market Fund                          -      3,992,638     3,992,638     3,992,638            -

NOTES:

(1)   Transactions included herein represent transactions or a series of transactions in securities of the same issue or with respect to the same issuer in excess of 5% of the current value of the Plan assets at the beginning of the year.

(2)   This schedule incorporates all disclosures required by the Department of Labor for assets purchased and sold within the
      Plan year.

(3)   Transactions represent party-in-interest transactions.